June 9, 2005

Mr. Gerald L. Jensen
2611 E 7th Ave
Denver, CO 80206

Re: Loan Commitment

Dear Mr. Jensen,

This letter serves as acknowledgement that American National Bank has today made available to you a revolving line of credit in the amount of $500,000 to be used by your wholly owned companies CS Finance L.L.C. and Jensen Development Company for the purchase of shares of
Croff Enterprises, Inc. Preferred B stock pursuant to the tender offer such companies are making for this stock.

Regards,

Gary W. Vick
Vice President